500 Plaza Drive

Secaucus, New Jersey 07094

Phone 201.453.6400

June 29, 2017

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Craig Arakawa, Accounting Branch Chief, Office of Beverages, Apparel and Mining

Re:	The Children’s Place, Inc.

Form 10-K for the Fiscal Year Ended January 28, 2017

Filed March 23, 2017

File No. 000-23071

Dear Mr. Arakawa:

We acknowledge receipt of your letter dated June 29, 2017 related to the above referenced filing.

In order to complete our thorough review through the appropriate diligence channels, we respectfully request an extension of time to respond to the inquiries contained in the referenced letter. We currently anticipate submitting a response on or before July 31, 2017.

Please telephone me at (201) 453-7351 or my colleague Anurup Pruthi, Senior Vice President, Chief Financial Officer of the Company, if there are any concerns regarding our proposed timetable.

Sincerely,

/s/ Michael Scarpa

Michael Scarpa
Chief Operating Officer

MS/jem

cc:	Anurup Pruthi, Senior Vice President, Chief Financial Officer

Bradley P. Cost, Esq., Senior Vice President and General Counsel